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                            February 8, 2022

       Lei Xia
       Chief Executive Officer and Director
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed January 21,
2022
                                                            File No. 333-259012

       Dear Mr. Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       General

   1. We note your response to our prior comment 1 and reissue in part. We note your disclosure on page F-9
that the VIE agreements are designed to provide your WFOE with the power, rights, and
obligations equivalent in all material respects to those it would possess as the sole
equity holder of Pai Ming Shenzhen. However, you do not have an equity ownership in,
direct foreign investment in, or control through such
                                                        ownership/investment of
the VIE. As such, when describing the design of the VIE
                                                        agreements and related
outcome, please refrain from implying that the VIE agreement is equivalent to an equity
ownership in the business of the VIE. Any references to control or
 Lei Xia
FirstName LastNameLei Xia
ICZOOM Group    Inc.
Comapany8,NameICZOOM
February   2022         Group Inc.
February
Page 2 8, 2022 Page 2
FirstName LastName
         benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be or were the primary beneficiary.
Cover Page

2. We note that you have essentially bifurcated the prospectus cover page into two cover pages with the majority of the PRC disclosures relegated to the second page. Please revise so that all PRC disclosures are prominently disclosed. In this regard, the PRC disclosures should come before the offering summary table and underwriter disclosures.
3. Please refer to the prospectus cover page. We note your disclosure that the company may be deemed to be a controlled company following the completion of the offering. Please revise the forth paragraph to clarify, if true, that Lei Xia and Duanrong Liu will also have the ability to determine all matters requiring approval by stockholders.
4. We note your response to our prior comment 3 and reissue in part. Please refer to the prospectus cover page and the fifth paragraph. We note your disclosure in the first sentence that you "are a holding company incorporated in the Cayman Islands." Please revise to disclose prominently that you are not a Chinese operating company but a
         Cayman Islands holding company with operations conducted by your subsidiaries based in
         China and Hong Kong and that this structure involves unique risks to investors Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
5. Please refer to the prospectus cover page and the third to last paragraph. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 5

6. We note that the company terminated its VIE arrangements in December of 2021 and entered into a business cooperation agreement with Pai Ming Shenzhen on January 18,
         2022. Please revise this section, and elsewhere as appropriate, to summarize in detail the material terms of the business cooperation agreement and how such agreement supports the company's B2B online platform. Please also indicate whether this agreement is necessary for the company to operate the e-commerce platform.
7. We note your disclosure that your Hong Kong subsidiary, ICZOOM HK, now operates your B2B online platform and that ICZOOM HK does not require an ICP license under
         PRC law. Please revise to discuss in greater detail why the company changed the entity operating its B2B online platform and whether such changes were driven by PRC law and the requirement to have an ICP license under PRC law. In this regard, it appears that the company moved the online platform operations from a PRC subsidiary to a Hong Kong subsidiary. We note that in a prior amendment your disclosure stated that if the VIE agreement was invalidated by PRC courts or regulatory authorities, you would not be
 Lei Xia
ICZOOM Group Inc.
February 8, 2022
Page 3
         allowed to provide internet information services through your e-commerce platform and would most likely have to cease providing services through your e-commerce platform. In light of this disclosure, please explain why you are still able to provide internet information services through your e-commerce platform, despite the fact that you no longer have the VIE arrangement. Please disclose the specific changes to your business that have occurred now that you no longer have the ICP license, and disclose whether you believe these changes could have a material impact on the company's results of operations going forward.
Our Corporate Structure, page 7

8. We note the chart introduction references the VIE and its subsidiaries. Please reconcile with your disclosure elsewhere that the company terminated its VIE arrangements in
         December of 2021.
Permission Required from the PRC Authorities for the Company's Operation and to Issue Our
Class A Ordinary Shares to Foreign Investors, page 8

9. We note your response to our prior comment 7 and reissue. Please refer to the the first sentences of the first and second paragraphs. We note your disclosure that you have "not received any requirement to obtain any other material permissions" in the first paragraph and that you have "not received any requirement to obtain permissions" in the second paragraph. Please revise to confirm that you and your subsidiaries are not required "to obtain" any permissions or approvals from any Chinese authorities to operate and issue these securities to foreign investors. Additionally, state affirmatively whether you have received all requisite permissions and approvals and whether any permissions have been denied. In this regard, we note that both paragraphs approach the permission and approval issue from the passive stance that the company has "not received" any requirement or notice from Chinese authorities rather than the company actively obtaining all requisite permissions and approvals from any Chinese authorities to operate and issue these securities to foreign investors.
10. We note your response to our prior comment 8 and reissue. We note your revised CSRC and CAC disclosures on the prospectus cover page and in this section raise substantial uncertainty regarding whether the company is permitted to conduct an overseas offering or listing and whether or not the company is subject to a cybersecurity review. Please advise and specifically detail the efforts and affirmative steps you have undertaken to determine whether an approval or a review is required. Please advise whether the company has engaged CSRC or CAC to resolve any uncertainties regarding the necessity to obtain an approval or a review. Please also explain precisely what you mean in your
FirstName LastNameLei Xia
       statement that you "believe that none of the situation that would clearly prohibit overseas
Comapany    NameICZOOM
       offering               Group Inc.
                 and listings applies to us," as it is unclear what you mean by "situation" and
       "clearly
February  8, 2022prohibit."
                   Page 3 Please also disclose the basis for your belief. FirstName LastName
 Lei Xia
FirstName LastNameLei Xia
ICZOOM Group    Inc.
Comapany8,NameICZOOM
February   2022         Group Inc.
February
Page 4 8, 2022 Page 4
FirstName LastName
Regulations on Internet Information Security and Privacy Protection, page 134

11. We note your revised disclosure regarding the Cybersecurity Review Measures and the Data Security Management Regulations Draft as recently promulgated and issued by
         CAC. We also note that the measures and regulations could subject an "online platform operator" or a "data processor" to a cybersecurity review. Further, we note your disclosure that you "may be deemed as a data processor under the Data Security
         Management Regulations Draft." Please revise to discuss in greater detail your compliance with these new measures and regulations. In this regard, provide your analysis and conclusions regarding your status as either an online platform operator or data processor. Please include enough information so investors can fully appreciate the regulatory risk and uncertainties discussed in this section. Please also revise any applicable risk factors.
       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services